

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2019

Michael Poteshman
Chief Financial Officer
TUPPERWARE BRANDS CORP
14901 South Orange Blossom Trail
Orlando, Florida

      **Re:  TUPPERWARE BRANDS CORP**
          **Form 10-Q For The Thirteen Weeks Ended September 30, 2018**
          **Filed November 2, 2018**
          **File No. 001-11657**

Dear Mr. Poteshman:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing and Construction